SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Patni Computer Systems Limited

(Name of Subject Company (Issuer))

iGATE Corporation

(Names of Filing Persons (Offeror))

Pan-Asia iGATE Solutions

iGATE Global Solutions Limited

(Names of Filing Persons—(Other Person(s))

Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Patni Computer Systems Limited

(Name of Subject Company (Issuer))

iGATE Corporation

Pan-Asia iGATE Solutions

iGATE Global Solutions Limited

Patni Computer Systems Limited

(Names of Filing Persons—(Other Person(s))

Common Stock, par value Rs. 2.0 per share

American Depositary Shares, each representing two shares of Common Stock

(Title of Class of Securities)

703248203

(CUSIP Number of Class of Securities)

Mukund Srinath

Vice President - Legal & Corporate Secretary

iGATE Corporation

6528 Kaiser Drive

Fremont, CA 94555

(510) 896-3015

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Srinivas S. Kaushik, Esq. Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Marcia A. Wiss, Esq. Peter Kohl, Esq. Joseph G. Connolly, Jr., Esq. Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, D.C. 20004 (202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$182,629,022.96	$20,929.29

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 26,871,664 shares of the outstanding Common Stock, par value Rs. 2 per share, at a price per share of Rs. 356.74 in cash. The exchange rate used to convert the transaction value in Indian Rupees to U.S. dollars for purposes of calculating the filing fee is US$1.00 = Rs. 52.49 as published by the Federal Reserve Bank for New York for December 16, 2011. All references to “$” means “United States Dollars.” All references to “Rs.” or “Rupee” means “Indian Rupees.”
**	The amount of the filing fee equals $114.60 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4 (i) (Cross-Border Issuer Tender Offer).
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

CROSS REFERENCE SHEET

The following table provides cross references between the contents of this transaction statement and the requirements of Schedule TO.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2: Subject Company Information

Regulation M-A Item 1002(a) through (c)

The information set forth under the caption “Subject Company Information” is incorporated herein by reference.

Item 3: Identity and Background of Filing Person

Regulation M-A Item 1003(a) through (c)

(a)-(b) Name and Address; and Business and Background of Entities.

The information set forth under the captions “Subject Company Information” and “Identity and Background of Filing Persons” is incorporated herein by reference.

(c) Business and Background of Natural Persons.

The information regarding Pan-Asia iGATE Global Solutions and iGATE Global Solutions Limited set forth in the section titled “Information of the Acquirer” of the Letter of Offer, which will be filed by amendment as an exhibit to this Schedule TO, is incorporated herein by reference. The name, business address, position with Pan-Asia iGATE Global Solutions and iGATE Global Solutions Limited, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Pan-Asia iGATE Global Solutions and iGATE Global Solutions Limited, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth in the section titled “Information of the Acquirer” of the Letter of Offer, which will be filed by amendment as an exhibit to this Schedule TO.

During the past five years, none of Pan-Asia iGATE Global Solutions, iGATE Global Solutions Limited, iGATE Corporation nor, to the best of their knowledge, any of the persons listed in the section “Information of the Acquirer” of the Letter of Offer, which will be filed by amendment as an exhibit to this Schedule TO, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 4: Terms of the Transaction

Regulation M-A Item 1004(a)

(a) Material Terms.

The information set forth under the captions “Summary Term Sheet” and “Terms of the Transaction” is incorporated herein by reference.

Item 5: Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) and (b)

(a) Transactions.

The information set forth under the caption “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(b) Significant Corporate Events.

The information set forth under the caption “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Item 6: Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

The information set forth under the caption “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

Item 7: Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

(a) Source of Funds.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Source of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Conditions” is incorporated herein by reference.

(d) Borrowed Funds.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Borrowed Funds” is incorporated herein by reference.

Item 8: Interest in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth under the caption “Interests in Securities of Patni” is incorporated herein by reference.

Item 9: Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth under the caption “Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 10. Financial Statements.

Regulation M-A Item 1010

(e) Financial Information.

The information set forth under the caption “Financial Statements” is incorporated herein by reference.

(f) Pro Forma Information.

Not applicable.

Item 11: Interest in Securities of the Subject Company

Regulation M-A Item 1011

(a)(1)-(3) None.

(a)(4) The ADSs are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the ADSs for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares underlying the ADSs pursuant to the Offer, the ADSs might no longer constitute “margin securities” for purposes of the Federal Reserve Board of Governors’ margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the ADSs under the Exchange Act were terminated, the ADSs would no longer constitute margin securities.

(a)(5) None.

(b) None.

(c) None.

Item 12: Exhibits

Regulation M-A Item 1016(a), (b), (d), (g), and (h)

Exhibit No.

(a)(1)(A)	Letter of Offer*

(a)(1)(B)	Postal Ballot Notice, dated December 5, 2011 (incorporated by reference to Exhibit 99.1 to iGATE’s Form 8-K filed on December 12, 2011)

(a)(1)(C)	Patni Computer Systems Limited letter to the Holders of American Depositary Shares, dated December 6, 2011

(a)(1)(D)	Patni Computer Systems Limited letter dated November 16, 2011 (incorporated by reference to Patni’s Form 6-K furnished on November 17, 2011)

(b)	None

(d)(1)	Share Purchase Agreement, dated January 10, 2011, by and among Mr. Gajendra K. Patni, Mr. Ashok K. Patni and Mr. Narendra K. Patni, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (incorporated by reference to Exhibit 2.1 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(2)	Share Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.2 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(3)	Securities Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.3 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(4)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.4 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(5)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.5 to iGATE’s Form 8-K filed on January 12, 2011)

(g)	None

(h)	None

Item 13. Information Required By Schedule 13E-3

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2: Subject Company Information

Regulation M-A Item 1002

The information set forth under the caption “Subject Company Information” is incorporated herein by reference.

Item 3: Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(b) Name and Address; and Business and Background of Entities.

The information set forth under the captions “Subject Company Information” and “Identity and Background of Filing Persons” is incorporated herein by reference.

(c)	Business and Background of Natural Persons.

The information regarding Pan-Asia iGATE Global Solutions and iGATE Global Solutions Limited set forth in the section titled “Information of the Acquirer” of the Letter of Offer, which will be filed by amendment as an exhibit to this Schedule TO, is incorporated herein by reference. The name, business address, position with Pan-Asia iGATE Global Solutions and iGATE Global Solutions Limited, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Pan-Asia iGATE Global Solutions and iGATE Global Solutions Limited, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth in the section titled “Information of the Acquirer” of the Letter of Offer, which will be filed by amendment as an exhibit to this Schedule TO.

During the past five years, none of Pan-Asia iGATE Global Solutions, iGATE Global Solutions Limited, iGATE Corporation nor, to the best of their knowledge, any of the persons listed in the section “Information of the Acquirer” of the Letter of Offer, which will be filed by amendment as an exhibit to this Schedule TO, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(d)	Tender Offer

The information set forth under the captions “Summary Term Sheet” and “Identity and Background of Filing Persons” is incorporated herein by reference.

Item 4: Terms of the Transaction

Regulation M-A Item 1004

(a) Material Terms.

The information set forth under the captions “Summary Term Sheet” and “Terms of the Transaction” is incorporated herein by reference.

(b) Purchases.

The independent non-interested directors of Patni (as defined herein) intend to recommend that the employees of Patni with vested options exercise those options and tender the shares received upon exercise in the Delisting Offer (as defined herein).

(c) Different Terms.

Not applicable.

(d) Appraisal Rights

None. The information set forth under the caption “Summary Term Sheet” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders.

None.

(f) Eligibility for Listing of Trading.

Not applicable.

Item 5: Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) Transactions.

The information set forth under the caption “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(b) Significant Corporate Events.

The information set forth under the caption “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(c) Negotiations or Contacts.

The information set forth under the caption “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under the caption “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Item 6: Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

The information set forth under the caption “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

Item 7: Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.

Regulation M-A Item 1013

The information set forth under the caption “Special Factors—Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction” is incorporated herein by reference.

Item 8: Fairness of the Transaction.

Regulation M-A Item 1014

The information set forth under the following captions is incorporated herein by reference:

“Special Factors—Determination of Fairness by the Promoters”

“Special Factors—Patni Fairness Determination”

“Special Factors—Reports, Opinions, Appraisals and Negotiations”

Item 9: Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

The information set forth under the caption “Special Factors—Reports, Opinions, Appraisals and Negotiations” is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Source of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Conditions” is incorporated herein by reference.

(c) Expenses.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Expenses” is incorporated herein by reference.

(f) Borrowed Funds.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Borrowed Funds” is incorporated herein by reference.

Item 11: Interest in Securities of the Subject Company

Regulation M-A Item 1008

The information set forth under the caption “Interests in Securities of Patni” is incorporated herein by reference.

Item 12: The Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to tender or vote in a going–private transaction.

The information set forth under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Patni Fairness Determination”

(e)	Recommendation of others.

The information set under the following captions is incorporated herein by reference:

“Summary Term Sheet” “Special Factors-Patni Fairness Determination”

Item 13. Financial Statements

Regulation M-A Item 1010

(g) Financial Information.

The information set forth under the caption “Financial Statements” is incorporated herein by reference.

(h) Pro Forma Information.

Not applicable.

Item 14: Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

The information set forth under the caption “Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 15: Additional Information

Regulation M-A Item 1011

(a)(1)-(3) None.

(a)(4) The ADSs are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the ADSs for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares underlying the ADSs pursuant to the Offer, the ADSs might no longer constitute “margin securities” for purposes of the Federal Reserve Board of Governors’ margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the ADSs under the Exchange Act were terminated, the ADSs would no longer constitute margin securities.

(a)(5) None.

(b) None.

(c) None.

Item 16. Exhibits

Regulation M-A Item 1016

Exhibit No.

(a)(1)(A)	Letter of Offer*

(a)(1)(B)	Postal Ballot Notice, dated December 5, 2011 (incorporated by reference to Exhibit 99.1 to iGATE’s Form 8-K filed on December 12, 2011)

(a)(1)(C)	Patni Computer Systems Limited letter to the Holders of American Depositary Shares, dated December 6, 2011

(a)(1)(D)	Patni Computer Systems Limited letter dated November 16, 2011 (incorporated by reference to Patni’s Form 6-K furnished on November 17, 2011)

(b)	None

(c)	None

(d)(1)	Share Purchase Agreement, dated January 10, 2011, by and among Mr. Gajendra K. Patni, Mr. Ashok K. Patni and Mr. Narendra K. Patni, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (incorporated by reference to Exhibit 2.1 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(2)	Share Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.2 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(3)	Securities Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.3 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(4)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.4 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(5)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.5 to iGATE’s Form 8-K filed on January 12, 2011)

(f)	None

(g)	None

(h)	None

*	To be filed by amendment.

INTRODUCTION

The Transaction and the Delisting Regulations

This is a combined Tender Offer Statement on Schedule TO and Schedule 13E-3 in accordance with general Instruction J to Schedule TO (collectively, the “Schedule TO”) and is being filed by iGATE Corporation, a Pennsylvania corporation (“iGATE”), Pan-Asia iGATE Solutions (the “Acquirer”) and iGATE Global Solutions Limited (“iGATE India” and together with the Acquirer, the “Promoters”). Because the board of directors of Patni Computer Systems Limited, a public limited company organized under the laws of India (“Patni” or the “Company”) has recommended that the Patni shareholders vote in favor of the Delisting Proposal (as defined below) and are recommending that Patni shareholders submit their bids and tender their shares of Common Stock of Patni (as defined below), Patni is also considered to be engaged in a “going private transaction” subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and therefore, Patni has joined iGATE and the Promoters in the filing of the Schedule 13E-3 portion of the combined filing. The Company, iGATE and the Promoters are herein referred to as the “Filing Persons.” This Schedule TO relates to the offer by the Acquirer to purchase all the issued and outstanding shares of common stock, par value Rs. 2 per share (including those represented by American Depositary Shares or ADSs that are converted into common stock) (the “Common Stock”), of the Company not already owned by the Promoters and their affiliates (the “Transaction”). The Acquirer’s purchase is being made in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (the “Delisting Regulations”) and the Exchange Act and the rules and regulations promulgated thereunder.

On November 11, 2011, the Promoters delivered to Patni’s board of directors a notice under Indian law, the effect of which was to notify Patni of the Promoters’ intention to acquire the Common Stock held by Public Shareholders (as defined below) and to delist (a) the Common Stock from the Bombay Stock Exchange (“BSE”) and the National Stock Exchange of India Limited (“NSE” and together with the “BSE,” the “Indian Stock Exchanges”) and (b) ADSs of the Company from the New York Stock Exchange (the “NYSE”) (together with (a), the “Delisting Proposal”). On November 16, 2011, Patni’s board of directors approved the Delisting Proposal. Pursuant to India’s Companies Act, 1956, as amended (the “Companies Act”) and Regulation 8(1)(b) of the Delisting Regulations, Patni’s shareholders must approve the Delisting Proposal by a special resolution supported by three quarters of the votes cast by the shareholders. In addition, pursuant to the Delisting Regulations, the Delisting Proposal can only proceed if the votes cast by the Public Shareholders in favor of the Delisting Proposal amount to at least two times the number of votes cast by the public shareholders against it. The term “public shareholders” is defined under the Delisting Regulations to mean the holders of shares of Common Stock, other than (a) the Promoters; and (b) the holders of depositary receipts issued overseas against shares of Common Stock held with a custodian and (c) such custodian (“Public Shareholders”). Because the Promoters collectively own approximately 80.38% of the equity share capital of Patni on a fully diluted basis as of December 2, 2011, the three-fourths vote requirement will be met when the Promoters cast their votes in favor of the Delisting Proposal. However, because the Promoters are deemed not to be Public Shareholders, their vote will not be taken into account for the calculation of the required “2 to 1” positive vote determination. The votes of holders of Patni’s ADSs will be counted for the calculation of the “2 to 1” positive vote only if such holders exchange their ADSs for Common Stock and vote the underlying Common Stock, which vote must be received by the scrutinizer of the votes prior to 17:00 India Standard Time (6:30 AM New York City time) on January 6, 2012 (the “Postal Ballot Voting Deadline”). The results of the postal ballot will be published on Patni’s website at www.patni.com and will also be communicated to the BSE and the NSE and published in a leading English newspaper and a vernacular newspaper in India.

Under the Delisting Regulations, the delisting offer (the “Delisting Offer”) involves a price discovery mechanism, which is known in India as a “Reverse Book Building Process.” The offer price (the “Offer Price”) (i.e., the price at which the shares of Common Stock of the Public Shareholders are to be purchased pursuant to the Delisting Offer) is determined after establishment of a statutorily prescribed “floor price,” which is determined in accordance with Delisting Regulations. The floor price for the Delisting Offer was calculated based on the higher of the average of the weekly high and low of the closing prices of the shares of Patni during (a) the 26 weeks; and (b) the two weeks, in each case, preceding the date on which the stock exchanges were notified of the Patni board meeting in which the Delisting Proposal was considered. The prices of the shares of Common Stock of Patni for this computation are as quoted on the stock exchanges where the Common Stock is most frequently traded. The floor price for the Delisting Offer is Rs. 356.74 per share, as determined in accordance with the Delisting Regulations described above.

The Offer Price is determined pursuant to a combination of a tendering and bidding process available to the Public Shareholders of Patni. Under the Delisting Regulations, the Promoters are required to give Public Shareholders a minimum period of three working days and a maximum of five working days during which time the Public Shareholders may submit their bids and tender their shares of Common Stock to the Acquirer (the “Reverse Book Building Period”). The Public Shareholders holding shares either in physical form or book entry form can submit their bids and tender their shares of Common Stock during this period of time. The Public Shareholders may withdraw their tendered shares or revise their bids upwards no later than one day before the closure of the Reverse Book Building Period. Under the Delisting Regulations, holders of ADSs and/or the Depository cannot participate in the Reverse Book Building Process directly, but must instead, if they wish to participate, redeem the ADSs and receive the underlying shares of Common Stock, submit their bids, and then tender such shares of Common Stock. Public Shareholders who tender their shares of Common Stock will receive an amount in Indian Rupees equal to the higher of the Offer Price or the Exit Price (defined below).

For the Transaction to be successful, the shareholding of the Promoters (along with persons acting in concert them) taken together with the Common Stock accepted through eligible bids at or below the Offer Price must reach the higher of (a) 90% of the total issued Common Stock of that class excluding the Common Stock which are held by a custodian and against which depository receipts have been issued overseas; and (b) the aggregate percentage of the Promoters’ shareholding (along with persons acting in concert) prior to the Delisting Offer and 50% of the offer size. If the threshold is not met then the Delisting Offer is said to have failed and Patni’s Common Stock and the ADSs will continue to be listed on the Indian Stock Exchanges and the NYSE, respectively.

If the Promoters accept the Offer Price and the necessary shareholding threshold described above is met, the Promoters will be required to accept all shares of Common Stock tendered at or below the final Offer Price. If the number of shares of Common Stock tendered at or below the Offer Price is not enough to exceed the delisting threshold, then Promoters can increase the price (“Exit Price”) above the Offer Price so that the cumulative shares of Common Stock at or below the Exit Price are enough to cross the delisting threshold. In the event that the Promoters increase the price to the Exit Price, all shareholders who tendered at or below the Exit Price will receive the Exit Price. All purchases pursuant to the Delisting Offer will be paid for in Indian Rupees. Upon the consummation of the Transaction and assuming all other conditions of the Delisting Proposal are satisfied, the Common Stock will be withdrawn from trading on the BSE and the NSE. In addition, upon consummation of the Transaction, Patni’s ADSs will be delisted from trading on the NYSE, and if the deregistration provisions of the Exchange Act and the rules promulgated thereunder have been satisfied, Patni will seek to deregister its ADSs under the Exchange Act and will no longer file reports and furnish information to the U.S. Securities and Exchange Commission (the “SEC”). If the Transaction is successful, Public Shareholders who did not participate in the tender process at the time of the Delisting Offer, or who tendered their Common Stock at a price higher than the Offer Price or the Exit Price, and hence were not accepted as a part of the Delisting Offer, will be able to tender their shares of Common Stock at the Offer Price or the Exit Price received by the other Public Shareholders who tendered their shares of Common Stock in the Delisting Offer for a period of one year following the consummation of the Delisting Offer. If the Transaction is not consummated, no shares of Common Stock would be purchased and all shares of Common Stock tendered in the Transaction would be returned to the respective holders thereof. Additionally, the Promoters would have a maximum of six months to ensure that the minimum public shareholding requirements (i.e. 25% held by non-Promoter entities) at Patni are complied with.

As of December 2, 2011, Patni had issued and outstanding 136,932,379 shares of Common Stock, Rs. 2 par value per share (including Common Stock represented by ADSs). As of December 2, 2011, the Promoters and their affiliates held approximately 110.1 million shares of Common Stock, representing 80.38% of the total shares of Common Stock outstanding on a fully diluted basis.

An indicative timetable, including the relevant dates and deadlines in connection with the Transaction, is set forth under “Summary Term Sheet— Indicative Timetable.”

Additional Available Information

More information regarding Patni is available from its public filings with the SEC. See “Subject Company Information,” in this Schedule TO. In addition, more information regarding iGATE and the Promoters is available from iGATE’s public filings made with the SEC. See “Identity and Background of Filing Persons,” in this Schedule TO.

Copies of the exhibits to this Schedule TO referred to herein and listed under “Exhibits” are not being distributed with this Schedule TO to holders of ADSs or holders of shares of Common Stock who are U.S. residents. Nevertheless, any holder of an ADS or any holder of shares of Common Stock who is a U.S. resident may obtain a copy of any of these exhibits, free of charge, by writing or telephoning us at iGATE Corporation, 6528 Kaiser Drive, Fremont, California 94555, Attention: Mukund Srinath, Corporate Secretary, (510) 896-3015 or from the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

Forward Looking Statements

This Schedule TO and the documents incorporated by reference in this Schedule TO include certain forward-looking statements. These statements appear throughout this Schedule TO and include statements regarding the intent, belief or current expectations of the Filing Persons and their affiliates, including statements concerning the Filing Persons’ strategies following completion of the Transaction. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NEITHER THE SECURITIES AND EXCHANGE BOARD OF INDIA, THE BOMBAY STOCK EXCHANGE AND THE NATIONAL STOCK EXCHANGE OF INDIA LIMITED HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights certain material information in this Schedule TO, but you should realize that it does not describe all of the details of the Transaction or the Delisting Proposal to the same extent described elsewhere in this Schedule TO. We urge you to read this entire Schedule TO (including the Letter of Offer which will be filed by amendment as an exhibit to this Schedule TO) because it contains the full details of the Transaction and the Delisting Proposal.

The Transaction

Subject to the Delisting Regulations, the Acquirer intends to purchase all of the outstanding shares of the Common Stock of Patni not already owned by the Promoters or their affiliates. Subject to the Delisting Regulations and the price to be determined by the Public Shareholders through the prescribed Reverse Book Building Process, the Acquirer will pay the Offer Price to all shareholders who have tendered and not withdrawn their shares of Common Stock at or below the Offer Price in Indian Rupees. Once the Offer Price has been set and the Promoters accept the Offer Price, the Acquirer will deposit the funds necessary to pay the Offer Price for all of the shares of Common Stock in a special account as required under the Delisting Regulations. Following this funding, the Promoters will take the administrative steps and make the filings and recordings required to be taken or made under the Delisting Regulations in order to complete its acquisition of the minority-owned shares of Common Stock. Pursuant to the Delisting Regulations, the Promoters are required to open an Escrow Account (as defined herein) and deposit the total estimated amount of consideration calculated on the basis of the floor price and number of Common Stock outstanding with Public Shareholders.

Purpose of the Transaction

The purpose of the Transaction is to allow the Promoters to obtain full ownership of Patni, while providing an exit opportunity for the Public Shareholders. See “Special Factors—Purposes, Alternatives, Reasons and Effects of the Transaction.”

Principal Terms of the Transaction

The Purchase of and Payout for the Common Stock. The Acquirer will pay the Offer Price for your shares of Common Stock that will be determined through a prescribed Reverse Book Building Process, which is described in this Schedule TO, in accordance with the Delisting Regulations. The floor price for the Delisting Offer will be Rs. 356.74 per share of Common Stock, as determined in accordance with the Delisting Regulations. Holders of shares of Common Stock will not be entitled to any appraisal rights under Indian corporate law or the Delisting Regulations since the Offer Price will be determined through the Reverse Book Building Process.

Upon receipt of in-principle approval from the BSE and the NSE and immediately prior to making a formal public announcement in terms of Regulation 10 of the Delisting Regulations, the Promoters are required to open an escrow account (“Escrow Account”) and deposit the total estimated amount of consideration calculated on the basis of the floor price and number of shares of Common Stock outstanding. Under Regulation 11 of the Delisting Regulations, the Escrow Account can be funded either with cash or through a bank guarantee issued by a scheduled commercial bank in India, or a combination of both. In terms of the Delisting Regulations, the Promoters propose to initially fund the Escrow Account through a bank guarantee (“Bank Guarantee”) in favor of the Securities and Exchange Board of India (the “SEBI”) registered merchant banker (“Merchant Banker”) appointed for the Transaction. The Bank Guarantee will secure the obligations of the Promoters to consummate the Transaction under the Delisting Regulations at the floor price. Once the Offer Price is determined in accordance with the Reverse Book Building Process, the Bank Guarantee will need to be increased to reflect the actual Offer Price. Furthermore, if the Delisting Offer is successful and Patni is delisted, the size of the Bank Guarantee will need to be amended to reflect to total price of the Transaction (an amount determined by multiplying the Offer Price by the number of shares of Common Stock not owned by the Promoters on a fully diluted basis). As required by the Delisting Regulations, the Bank Guarantee is required to be valid for a period of one year from the date of delisting of the Common Stock. This period of one year is the exit window to be provided to the Public Shareholders of the Company who have not participated in the tender process at the time of the Delisting Offer, or who tendered their Common Stock at a price higher than the Offer Price, and hence were not accepted as a part of the Delisting Offer, or who tendered their shares of Common Stock at a price higher than the Offer Price, and hence were not accepted as part of the Delisting Offer.

Under Indian exchange control regulations, the prior approval of the Reserve Bank of India (“RBI”) will be required if the Promoters propose to fund the Escrow Account through the Bank Guarantee. Depending on the status of the RBI approval and other circumstances then prevailing, the Promoters may elect to proceed with making the formal public announcement by funding the Escrow Account either with cash or through the Bank Guarantee.

Regulation 20 of the Delisting Regulations states that if the Delisting Offer is successful, the Promoters are required to open a special account (the “Special Account”) with the Merchant Banker and deposit the entire amount due and payable as consideration in respect of the shares of Common Stock tendered in the Delisting Offer from the Escrow Account. If you hold shares of Common Stock directly and you tender your shares of Common Stock in the Transaction, you will receive payment of the purchase price from the Special Account within a maximum period of 10 business days from the date of closing the bidding period.

The Final Transfer. The Promoters shall make the payments to all Public Shareholders who have validly tendered and not withdrawn their shares of Common Stock at or below the Offer Price within ten working days from the expiration of the Reverse Book Building Period by way of a crossed account payee check/ demand draft / any applicable mode of electronic payment settlement (i.e. national electronic funds transfer / real time gross settlement system / national electronic clearing services). All payments will be made in the name of the first holder, in case of joint holder(s). Dispatches of payee checks / demand draft will be made by registered post at the public shareholder’s sole risk.

Outstanding shares of Common Stock Not Owned by the Promoters and their Affiliates. As of December 2, 2011, a total of 26,871,664 shares of Common Stock (including Common Stock represented by ADSs), or 19.62% of Patni’s total outstanding Shares, were held by persons other than the Promoters and their affiliates. As of December 2, 2011, a total of 7,064,693 ADSs, representing 5.16% of Patni’s total outstanding shares, were held by persons other than the Promoters and their affiliates.

Source and Amount of Funds. The total amount of funds required by the Promoters to purchase all of the outstanding shares of the Common Stock of Patni held by Public Shareholders is subject to the determination of the Offer Price in the Reverse Book Building Process. The Promoters intend to obtain the necessary funds for the above purchase from third-party financing sources. For a more detailed description of the funds used in and the expenses related to the Transaction, see “Source and Amount of Funds or Other Consideration.”

The Promoters’ Position on the Fairness of the Transaction. The Promoters have determined that the Transaction and the purchase price to be determined by the Reverse Book Building Process will be procedurally fair to the Public Shareholders of Patni for purposes of Rule 13e-3 under the Exchange Act. The Promoters have also determined that the Transaction and the purchase price to be determined by the Reverse Book Building Process will be for purposes of the Delisting Regulations, in each case, based primarily on the factors set forth in “Special Factors-Determination of Fairness by the Promoters.”

Patni’s Position on the Fairness of the Transaction. The independent non-interested directors of Patni have determined that the Transaction is procedurally fair to the unaffiliated Public Shareholders and ADS holders of Patni for purposes of Rule 13e-3 under the Exchange Act. In reaching this determination, the independent non-interested directors of the board of directors of Patni consulted Patni’s management and Patni’s financial and legal advisors and considered a number of factors including the price discovery mechanism required by the Delisting Regulations. See “Special Factors—Patni Fairness Determination.”

Tendering of ADSs. U.S. Holders of ADSs are not permitted to directly tender ADSs in the Delisting Offer, but must instead, if they elect to tender, cancel the ADSs and receive the underlying shares of Common Stock and then tender such shares of Common Stock. In the event the Transaction is not successful or the U.S. Holder’s Common Stock is not accepted, then, because of Indian regulatory conditions, the shares of Common Stock that were received for ADSs and tendered by a U.S. Holder of ADSs cannot themselves be reconverted into ADSs.

Instead, such U.S. Holder will be required to purchase new shares of Common Stock of the Company through a registered broker in India on a recognized Indian stock exchange in the name of the Depositary for reissuance of the ADSs to such U.S. Holder by the Depositary. If a U.S. Holder disposes of his, her or its old Common Stock (e.g., to fund the acquisition of new Common Stock in the name of the Depositary in connection with a reissuance of ADSs), the U.S. Holder should realize capital gain or loss equal to the difference between the amount realized in the sale and the U.S. Holder’s tax basis in the old Common Stock sold. See “United States Federal Income Tax Consequences– Reconversion of Common Stock into ADSs” for more details.

Withdrawal of tendered Common Stock. Under the Delisting Regulations, the Promoters are required to give Public Shareholders a minimum period of three working days and a maximum of five working days during which time the Public Shareholders may submit their bids and tender their shares of Common Stock to the Acquirer during the Reverse Book Building Period. The Public Shareholders holding shares either in physical form or book entry form can submit their bids and tender their shares of Common Stock during this period of time. The Public Shareholders may withdraw their tendered shares or revise their bids upwards no later than one day before the expiration of the Reverse Book Building Period.

No Appraisal Rights. Since the Offer Price will be determined by the Public Shareholders through the Reverse Book Building Process, Public Shareholders are not entitled to any appraisal rights under the Delisting Regulations.

Indicative Timetable. The indicative timetable set forth below provides an overview of the expected timeline for and relevant deadlines in connection with the Transaction; however, the timetable should be viewed only as illustrative because the Promoters may look to reduce the timelines wherever possible and further we cannot predict what actions the SEBI, the BSE or the NSE may take. Capitalized terms set forth in the table below have the meanings ascribed to them elsewhere in this Schedule TO. Unless otherwise indicated, all references in this Schedule TO to “business days” are to days that are business days in both India and the City of New York, New York.

Date and Time	Event	Description
December 9, 2011	Mailing of the Postal Ballot Notice

December 12, 2011	Application for in-principle approval of the Indian Stock Exchanges

January 6, 2012	Postal Ballot Voting Deadline

January 7, 2012	Chairman of Patni to declare result of Postal Ballot

Within 30 working days from the date of submitting the application for in-principle approval of the Indian Stock Exchanges	Receipt of in-principle approval	The Indian Stock Exchanges are to dispose of the application within a period not exceeding 30 Indian working days from the date of the application for in principle approval, subject to certain requirements being satisfied.

Upon receipt of in-principle approval	Opening of Escrow Account	Prior to making a formal public announcement in terms of Regulation 10 of the Delisting Regulations, the Promoters are required to open an Escrow Account and deposit the total estimated amount of consideration calculated on the basis of the floor price and number of shares of Common Stock outstanding with Public Shareholders.

X	Launching Public Announcement

•      Promoters to make a public announcement in at least one English national daily with wide circulation, one Hindi national daily with wide circulation and one regional language newspaper of region where the Indian Stock Exchanges are located.

•      The public announcement shall mention the ‘specified date’ which shall not be later than 30 Indian working days from the date of the public announcement. The specified date is the cut-off date for determining the names of shareholders to whom or which the Letter of Offer shall be sent.

X + 45	Mailing of Letter of Offer	Promoters to mail the Letter of Offer to the Public Shareholders not later than 45 Indian working days from the date of the public announcement so as to reach them at least 5 Indian working days before the opening of the bid period.

X + 55	Opening of Reverse Book Building Period	The offer shall open not later than 55 Indian working days from the date of the public announcement.

X + 60	Closing of Reverse Book Building Period	The Reverse Book Building Period should remain open for a minimum period of 3 Indian working days and a maximum period of 5 Indian working days.

X + 68	Public announcement regarding the success or failure of the tender offer	Promoter and merchant banker to make a public announcement in relation to (a) the success of the tender offer along with the final price accepted by the Promoters or (b) the failure of the offer or the rejection of the final price discovered by the Reverse Book Building Process by the Promoters.

Immediately upon determining success of the tender offer	Opening of special bank account to which total consideration is to be transferred	Promoters to open a special account with the Merchant Banker. The entire amount due and payable as consideration in respect of the shares of Common Stock tendered in the offer shall be transferred to this special account.

X + 70	Payment to Public Shareholders whose shares of Common Stock are being bought pursuant to the tender offer	The Public Shareholders whose shares have been tendered and accepted, to be paid within 10 Indian working days from the closure of the Reverse Book Building Period.

Within one year of the date of the special resolution of the shareholders approving the delisting	Application for final approval of delisting to be made to the Indian Stock Exchanges	The Company shall make the final application for delisting to the BSE and NSE along with proof of having provided an exit opportunity to the Public Shareholders.

We cannot assure you that the Indian Stock Exchanges will approve the Transaction or Delisting Offer, as applicable, or if they do so, when those approvals might be obtained. If the Indian Stock Exchanges refuse to approve the Transaction, the Promoters will reconsider all of their options.

SUBJECT COMPANY INFORMATION

General

Patni is organized under the laws of India and has been a majority-owned subsidiary of iGATE since May 2011. Patni is a leading Indian provider of information technology services. Patni delivers a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which it calls its global delivery model. Patni offers its services to customers through industry-focused practices, including banking and insurance; manufacturing, retail and distribution; life sciences; product engineering; and communications, media and utilities, and through technology focused practices. Within these practices, Patni’s service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services. Patni’s principal executive office is located at Akruti Softech Park, MIDC Cross Road No. 21, Andheri East, Mumbai 400 093, India, and its North American headquarters are located at One Broadway Cambridge, MA 02142. Patni’s telephone number is +91 22 6693 0500.

Patni is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

The Common Stock and ADSs

The class of equity securities subject to the Transaction is the shares of Common Stock (including the ADSs that are converted into Common Stock). As of December 2, 2011, there were 136,932,379 shares of Common Stock outstanding, approximately 19.88% of which are issued in the form of ADSs. Based on a review of Patni’s share register, the Promoters have determined that as of December 2, 2011 approximately 2.49% of the Common Stock not held by the Promoters’ affiliates were held of record by U.S. residents (either directly or as ADSs). There are no persons other than the Promoters’ affiliates who hold more than 10% of the Common Stock (including the ADSs that are convertible into Common Stock).

The Common Stock is quoted on the BSE having the Scrip code No. 532517 and NSE under the symbol and series – “PATNI EQ.” Patni’s ADSs, each of which each represents two shares of Common Stock, are listed on the NYSE and traded under the symbol “PTI.” The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in U.S. dollars) of the ADSs on the NYSE and the high and low closing sales prices (in Indian Rupees) of Common Stock on the BSE and the NSE:

	High	Low
Year ended December 31, 2011
ADSs traded on the NYSE (U.S. dollars)
First Quarter	21.50	19.57
Second Quarter	21.62	13.68
Third Quarter	15.42	10.91
Fourth Quarter (through December 20, 2011)	17.70	10.99
Common Stock traded on the BSE (Indian Rupees)
First Quarter	477.25	445.70
Second Quarter	479.90	316.30
Third Quarter	343.60	255.20
Fourth Quarter (through December 20, 2011)	458.25	274.80

Common Stock traded on the NSE (Indian Rupees)
First Quarter	477.05	445.45
Second Quarter	479.90	316.35
Third Quarter	343.15	255.50
Fourth Quarter (through December 20, 2011)	465.00	274.65
Year ended December 31, 2010
ADSs traded on the NYSE (U.S. dollars)
First Quarter	23.24	16.27
Second Quarter	24.93	18.78
Third Quarter	21.73	17.13
Fourth Quarter	22.51	19.06
Common Stock traded on the BSE (Indian Rupees)
First Quarter	575.45	448.35
Second Quarter	608.60	505.50
Third Quarter	547.05	416.00
Fourth Quarter	496.75	425.90
Common Stock traded on the NSE (Indian Rupees)
First Quarter	577.50	447.20
Second Quarter	608.50	505.40
Third Quarter	546.70	414.75
Fourth Quarter	497.05	426.00
Year ended December 31, 2009
ADSs traded on the NYSE (U.S. dollars)
First Quarter	5.31	3.70
Second Quarter	10.40	4.53
Third Quarter	16.72	8.70
Fourth Quarter	19.29	15.40
Common Stock traded on the BSE (Indian Rupees)
First Quarter	139.25	95.05
Second Quarter	272.30	127.85
Third Quarter	459.95	245.00
Fourth Quarter	505.90	396.35
Common Stock traded on the NSE (Indian Rupees)
First Quarter	139.00	95.00
Second Quarter	272.20	127.45
Third Quarter	460.25	247.45
Fourth Quarter	505.45	395.10

SHAREHOLDERS AND HOLDERS OF ADSs ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR COMMON STOCK AND ADSs, RESPECTIVELY.

Dividends

The Company does not have a stated dividend policy and determines the amount of dividends to be recommended for approval by the shareholders on a year-by-year basis by reference to the Company’s earnings, cash flow, financial condition and other factors prevailing at the time. The Company has paid dividends in the past. Although the Company has no current intention to discontinue dividend payments, the Company cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased.

Owners of ADSs will be entitled to receive dividend payable in respect of the shares of Common Stock represented by such ADSs. Cash dividends in respect of the shares of Common Stock represented by the ADSs will be paid to the depositary in Indian Rupees and, will generally be converted by the depositary into U.S. dollars and distributed, net of depositary fees and expenses, to the holders of such ADSs.

The Company’s Board of Directors at its meeting held on August 13, 2010 approved a special interim dividend of Rs. 63.0 per share (approximately $1.34 per share).

Prior Public Offerings

Neither iGATE, the Promoters nor Patni, has made an underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended.

Prior Stock Purchases

As described under “Past Contacts, Transactions, Negotiations and Agreements —Significant Corporate Events,” the Promoters acquired approximately 110.1 million shares of Common Stock, representing 80.5% of the then total outstanding Common Stock on a fully diluted basis, in May 2011.

IDENTITY AND BACKGROUND OF FILING PERSONS

The information under the section “Subject Company Information” relating to Patni is incorporated herein by reference.

iGATE Corporation is a Pennsylvania corporation listed on the NASDAQ Global Select Market, with its registered office at Park West Two - Suite 401, 2000 Cliff Mine Road, Pittsburgh, PA 15275. iGATE Corporation’s principal executive offices are located at 6528 Kaiser Drive, Freemont, California 94555, and our telephone number is (510) 896-3015. iGATE Corporation is the parent company of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited. iGATE Corporation is an outsourcing service provider of integrated end-to-end offshore centric information technology (“IT”) and IT-enabled operations solutions and services. iGATE Corporation employs an offshore/nearshore delivery model with over 26,000 employees worldwide and has operations in India, Canada, the United States, Europe, Mexico, Singapore, Malaysia, Japan, China, Turkey, UAE, Romania and Australia.

Pan-Asia iGATE Solutions is an unlisted company incorporated under the laws of the Republic of Mauritius, with its registered office at IFS Court Twenty Eight, Cybercity, Ebene, Mauritius, telephone: +230 467 3000. Pan-Asia iGATE Solutions is a holding company with no direct operations.

iGATE Global Solutions Limited is an unlisted company organized under the laws of India, with its registered office at 158-162(P) & 165(P)-170(P), EPIP Phase II, Whitefield, Bangalore - 560 066, India, telephone: +91 80 4104 0000. iGATE Global Solutions Limited’s service offerings include client/server design and development, conversion migration services, offshore outsourcing, enterprise resource planning package implementation and integration services, software development and applications maintenance outsourcing. iGATE Global Solutions Limited is engaged in the business of providing business outcomes driven integrated Technology and Operations (iTOPS) solutions with a global delivery model. iGATE Global Solutions Limited’s business model aligns with the client’s strategic objectives to achieve operational efficiencies, increase cost variability and rationalize their current operating environment.

For the avoidance of doubt and as stated elsewhere in this Schedule TO, iGATE Corporation is the parent of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, but it will not acquire any of Patni’s Common Stock.

TERMS OF THE TRANSACTION

Basic Terms

Subject to the results of the voting on the Delisting Proposal, the Acquirer intends to purchase all of the outstanding shares of Common Stock of Patni, including those shares that are converted from ADSs, at a price to be determined through the Reverse Book Building Process described in this Schedule TO. The terms of the Transaction will be described in the Letter of Offer, which will be filed by amendment as an exhibit to this Schedule TO.

The Purchase of and Payout for the Common Stock. The Acquirer will pay the Offer Price for your shares of Common Stock that will be determined through a prescribed Reverse Book Building Process, which is described in this Schedule TO, in accordance with the Delisting Regulations. The floor price for the Delisting Offer will be Rs. 356.74 per share of Common Stock, as determined in accordance with the Delisting Regulations. Holders of shares of Common Stock will not be entitled to any appraisal rights under Indian corporate law or the Delisting Regulations since the Offer Price will be determined through the Reverse Book Building Process.

Upon receipt of in-principle approval from the BSE and the NSE and immediately prior to making a formal public announcement in terms of Regulation 10 of the Delisting Regulations, the Promoters are required to open an escrow account (“Escrow Account”) and deposit the total estimated amount of consideration calculated on the basis of the floor price and number of shares of Common Stock outstanding. Under Regulation 11 of the Delisting Regulations, the Escrow Account can be funded either with cash or through a bank guarantee issued by a scheduled commercial bank in India, or a combination of both. In terms of the Delisting Regulations, the Promoters propose to initially fund the Escrow Account through a bank guarantee (“Bank Guarantee”) to be provided in favor of the SEBI registered merchant banker (“Merchant Banker”) appointed for the Transaction. The Bank Guarantee will secure the obligations of the Promoters to consummate the Transaction under the Delisting Regulations. Once the Offer Price is determined in accordance with the Reverse Book Building Process, the Bank Guarantee will need to be increased to reflect the actual Offer Price. Furthermore, if the Delisting Offer is successful and Patni is delisted, the amount of cover under the Bank Guarantee will need to be amended to reflect the total price of the Transaction (an amount determined by multiplying the Offer Price by the number of shares of Common Stock on a fully diluted basis) or the differential amount will need to be funded in cash. As required by the Delisting Regulations, the Bank Guarantee is required to be valid for a period of one year from the date of delisting of the Common Stock. This period of one year is the exit window to be provided to the Public Shareholders of the Company who have not participated in the tender process at the time of the Delisting Offer, or who tendered their shares of Common Stock at a price higher than the Offer Price or the Exit Price, and hence were not accepted as a part of the Delisting Offer, to tender their shares of Common Stock at the Offer Price or Exit Price received by the other Public Shareholders who tendered their shares of Common Stock in the Delisting Offer.

Under Indian exchange control regulations, the prior approval of the Reserve Bank of India (“RBI”) will be required if the Promoters propose to fund the Escrow Account through the Bank Guarantee. Depending on the status of the RBI approval, any conditions included in the RBI approval and/or other circumstances then prevailing, the Promoters may elect to proceed with making the formal public announcement by funding the Escrow Account either with cash or through the Bank Guarantee or a combination of both.

Regulation 20 of the Delisting Regulations states that if the Delisting Offer is successful, the Promoters are required to open a special account (the “Special Account”) with the Merchant Banker and deposit the entire amount due and payable as consideration in respect of the shares of Common Stock tendered in the Delisting Offer from the Escrow Account. If you hold Common Stock directly and you tender your shares of Common Stock in the Transaction, you will receive payment of the purchase price from the Special Account within a maximum period of 10 business days from the date of closing the bidding period.

The Final Transfer. The Promoters shall make the payments to all Public Shareholders who have validly tendered and not withdrawn their shares of Common Stock at or below the Offer Price within ten working days from the expiration of the Reverse Book Building Period by way of a crossed account payee check/ demand draft / any applicable mode of electronic payment settlement (i.e. national electronic funds transfer / real time gross settlement system / national electronic clearing services). All payments will be made in the name of the first holder, in case of joint holder(s). Dispatches of payee checks / demand draft will be made by registered post at the public shareholder’s sole risk.

Outstanding shares of Common Stock Not Owned by the Promoters and their Affiliates. As of December 2, 2011, a total of 26,871,664 shares of Common Stock (including Common Stock represented by ADSs), or 19.62% of Patni’s total outstanding Shares, were held by persons other than the Promoters and their affiliates. As of December 2, 2011, a total of 7,064,693 ADSs, representing 5.16% of Patni’s total outstanding shares, were held by persons other than the Promoters and their affiliates.

Tendering of ADSs. Holders of ADSs are not permitted to directly tender their ADSs in the Delisting Offer, but must instead, if they elect to tender, cancel the ADSs and receive the underlying shares of Common Stock and then tender such Common Stock. If a holder of ADSs determines to cancel his, her or its ADSs and receive shares of Common Stock to allow him, her or it to tender, because of Indian regulatory conditions, the shares of Common Stock that are received for ADSs by a holder of ADSs cannot themselves be reconverted into ADSs. Instead, such holder will be required to purchase shares of Common Stock of the Company through a registered broker in India on a recognized Indian stock exchange in the name of the Depositary for re-issuance of the ADSs to such holder by the Depositary. For details about the reconversion of ADSs, see “ADS Reconversion” below.

If a holder of ADSs has already cancelled his, her or its ADSs and received shares of Common Stock to allow him, her or it to participate in the 2:1 vote, he, she or it can tender those shares of Common Stock as described in the Letter of Offer, which will be filed by amendment as an exhibit to this Schedule TO. If a holder of ADSs determines to cancel his, her or its ADSs and receive shares of Common Stock to allow him, her or it to tender, holders are advised to allow a sufficient period of time for the Depositary to cancel such ADSs.

In order to redeem an ADS and obtain the deposited securities, a holder must take the following steps:

1.	Deliver the depositary receipts (the “Depositary Receipts”) via The Depository Trust Company (“DTC”) to The Bank of New York Mellon Depositary Receipts DTC account 2504. Indicate in the comment field, “See fax instructions.” Note that the Bank of New York Mellon will charge a fee of $5.00 or less per 100 American Depositary Shares (or portion thereof), in addition to a $17.50 cable fee.

2.	Create delivery instructions on holder letterhead including the following information:

a.	American Depositary Shares, each representing two equity shares, par value Rs. 2 per share of equity shares of Patni Computer Systems Limited.

b.	CUSIP Number

c.	Settlement Date

d.	Number of Depositary Receipts

e.	Information about the institution where the shares of Common Stock will be delivered to in the local market (i.e. India) (include the name and BIC of bank, beneficiary name and beneficiary account number).

3.	Fax the instructions on holder letterhead to +732 667 9101, indicating “Attention Cancellation Desk.”

4.	After the Bank of New York Mellon Depositary Receipts receives the Depositary Receipts, valid instructions and fee payment, it will instruct the custodian to deliver the shares of Common Stock as instructed.

5.	A holder seeking to redeem an ADS (or his, her or its custodian in India) must have a valid Indian demat account in order to accept the delivery of the shares of Common Stock from the custodian. Opening and/or operating an Indian demat account could be subject to certain costs, taxes, investment risks, regulatory requirements, procedures and time delays, including fees and charges and for opening and/or operating such demat account and compliance with all applicable Indian regulations relating to opening and/or operating such demat account. Holders of ADSs are advised to consult their investment and/or tax advisors, if any, for risks with respect to the setting up of an Indian demat account and the transfer of shares of Common Stock by the custodian to such demat account and to anticipate certain time delays.

ADS Reconversion. If a holder of ADSs determines to redeem his, her or its ADSs and receive the underlying shares of Common Stock to allow him, her or it to tender the shares of Common Stock, a registered broker in India can subsequently purchase shares of Common Stock of the Company on behalf of such holder for the purposes of converting the shares of Common Stock into ADSs. However, such conversion of shares of Common Stock into ADSs is possible only if certain Indian regulatory conditions are satisfied, including the following:

•	the shares of Common Stock have been purchased through a registered broker in India on a recognized Indian stock exchange;

•	the shares of Common Stock have been purchased in the name of the Depositary with the permission of the custodian and are deposited with the custodian;

•

the shares of Common Stock so purchased for conversion into ADSs do not exceed (a) the number of shares of Common Stock released by the custodian pursuant to conversions of ADSs into shares of Common Stock under the Deposit Agreement and (b) that have been sold by the holder of such shares of Common Stock; and

•	the holder of ADSs, broker, the custodian and the Depositary must comply with all other provisions of applicable Indian regulations.

Given the above regulatory conditions, the shares of Common Stock that are delivered to a holder of ADSs upon the redemption of such ADSs cannot themselves be reconverted into ADSs. Instead, such holder will be required to purchase shares of Common Stock of the Company through a registered broker in India on a recognized Indian stock exchange in the name of the Depositary for re-issuance of the ADSs to such holder by the Depositary. In addition, the conversion of shares of Common Stock into the ADS facility and the re-issuance of the ADSs by the Depositary could be subject to certain costs, taxes, investment risks, procedures and time delays, including issuance fees, charges and taxes payable for the transfer of shares of Common Stock to the custodian for the ADS facility and the re-issuance of the ADSs by the Depositary. Note that the Bank of New York Mellon will charge a fee of $5.00 or less per 100 American Depositary Shares (or portion thereof).

The above analysis is neither exhaustive nor intended to constitute a complete analysis of the risks involved in the conversion of shares of Common Stock into the ADSs and the re-issuance of the ADSs by the Depositary. Holders of ADSs are advised to consult their investment advisors, if any, for further risks with respect to the conversion of shares of Common Stock into the ADSs and the re-issuance of the ADSs by the Depositary.

Withdrawal of tendered Common Stock. Under the Delisting Regulations, the Promoters are required to give Public Shareholders a minimum period of three working days and a maximum of five working days during which time the Public Shareholders may submit their bids and tender their shares of Common Stock to the Acquirer during the Reverse Book Building Period. The Public Shareholders holding shares either in physical form or book entry form can submit their bids and tender their shares of Common Stock during this period of time. The Public Shareholders may withdraw their tendered shares or revise their bids upwards no later than one day before the expiration of the Reverse Book Building Period.

No Appraisal Rights. Since the Offer Price will be determined by the Public Shareholders through the Reverse Book Building Process, Public Shareholders are not entitled to any appraisal rights under the Delisting Regulations.

United States Federal Income Tax Consequences

TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS AND HOLDERS OF ADSs ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SHAREHOLDERS UNDER THE UNITED STATES INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM THEIR OWN INDEPENDENT TAX ADVISORS.

The following is a summary of certain material U.S. federal income tax considerations relevant to U.S. Holders (as defined below) of Common Stock participating in the tender offer (the “Tender Offer”). It is not a complete analysis of all the potential tax considerations relating to the disposition of Common Stock or ADSs. The discussion is based on the Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder, published rulings, court decisions, and the India–U.S. Income Tax Treaty, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. No assurance can be given that the IRS will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion deals only with U.S. Holders that hold Common Stock of the Company or ADSs as “capital assets” within the meaning of the Code (generally, property held for investment). This discussion does not include any description of the tax laws of any state, local, municipal or non–U.S. government that may be applicable to a particular investor and does not consider any aspects of U.S. federal tax law other than income taxation. In addition, this discussion does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass–through entities or investors in such entities, investors liable for the alternative minimum tax, individual retirement accounts and other tax–deferred accounts, tax–exempt organizations, dealers in securities or currencies, U.S. Holders who acquired their Common Stock or ADSs pursuant to the exercise of stock options or other compensation arrangements with the Company, investors that hold Common Stock or ADSs as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal tax purposes, a person that actually or constructively owns more than 10% of the voting power of the Company, traders in securities that have elected the mark–to–market method of accounting for their securities, or U.S. Holders whose functional currency is not the U.S. Dollar).

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Stock or ADSs that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996, and validly elected under applicable U.S. Treasury regulations to continue to be treated as a domestic trust.

If a partnership or an entity or an arrangement that is treated as a partnership for U.S. federal income tax purposes holds Common Stock or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partner and the partnership. Partners in partnerships that hold Common Stock or ADSs should consult their tax advisors.

The discussion below assumes that the representations contained in the ADS deposit agreement are true and that the obligations in the ADS deposit agreement and any related agreements will be complied with in accordance with their terms.

Conversion of ADSs into Common Stock

A withdrawal of Common Stock from the ADS facility should not be a taxable event for U.S. federal income tax purposes. As a result, a U.S. Holder of ADSs should not recognize gain or loss on such withdrawal, such U.S. Holder’s tax basis in its Common Stock received on withdrawal should equal its tax basis in its ADSs immediately prior to such withdrawal, and such U.S. Holder’s holding period in the Common Stock received should include its holding period in the ADSs exchanged.

Disposition of Common Stock pursuant to the Tender Offer

The disposition of Common Stock of the Company pursuant to the Tender Offer will be a taxable transaction for U.S. federal income tax purposes. If the Company has never been a passive foreign investment company (“PFIC”) during the time in which a U.S. Holder held its Common Stock or ADSs (including the current taxable year), a U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized pursuant to Tender Offer and the U.S. Holder’s tax basis in its Common Stock tendered. Any gain or loss will be long–term capital gain or loss if the holding period for the Common Stock is more than one year as of the date of sale. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

The amount realized by a cash–basis U.S. Holder that disposes of Common Stock pursuant to the Tender Offer will be based upon the U.S. Dollar value of the Indian Rupees received in exchange therefor determined on the date of receipt by such U.S. Holder (including any Indian tax withheld from the gross proceeds of such sale). An accrual–basis U.S. Holder may elect the same treatment required of a cash–basis taxpayer with respect to the disposition of Common Stock pursuant to the Tender Offer, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. An accrual–basis U.S. Holder that does not elect to be treated as a cash–basis taxpayer (pursuant to the U.S. Department of Treasury regulations applicable to foreign currency transactions) for this purpose may recognize a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. Dollar value of the Indian Rupees received prevailing on the date of such disposition and the value prevailing on the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and as U.S.–source income or loss.

If, however, the Company is a PFIC for its current taxable year or has been a PFIC in any taxable year in which a U.S. Holder held Common Stock or ADSs, certain adverse U.S. tax consequences would apply to a U.S. Holder upon its disposition of Common Stock pursuant to the Tender Offer (unless the U.S. Holder has in a prior taxable year made a mark–to–market election with respect to its holding of the Common Stock). In particular, gain recognized by a U.S. Holder on the disposition of Common Stock in the Tender Offer would be allocated ratably over the U.S. Holder’s holding period for its Common Stock and ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts.

PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets determined from time to time. Although the Company has stated in its Annual Report in its most recent Form 20–F that it does not believe that it was a PFIC for the year to which such report relates, there can be no assurances that this determination will be respected by the IRS, nor can there be any assurances regarding the Company’s PFIC status in years prior to such determinations or to the current taxable year. U.S. Holders are urged to consult their own tax advisors concerning the Company’s PFIC status.

As will be discussed in further detail in the Letter of Offer, which will be filed by amendment as an exhibit to this Schedule TO, India will impose withholding tax upon the sale of Common Stock for a gain by certain U.S. Holders pursuant to the Tender Offer. Because any gain or loss recognized on such sale will generally be U.S. source gain or loss, as a result of the U.S. foreign tax credit limitations, any Indian taxes withheld in respect of such sale may not be currently creditable unless a U.S. Holder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding their ability to credit any Indian tax withheld against their U.S. federal income tax liability.

Reconversion of Common Stock into ADSs

As stated above under “Principal Terms of the Transaction–Tendering of ADSs,” U.S. Holders of ADSs are not permitted to directly tender ADSs, but must instead, if they elect to tender, cancel the ADSs and receive the underlying Common Stock and then tender such Common Stock. In the event the Tender Offer is not successful or the U.S. Holder’s Common Stock is not accepted, then, because of Indian regulatory conditions, the shares of Common Stock that were received for ADSs and tendered by a U.S. Holder of ADSs cannot themselves be reconverted into ADSs. Instead, such U.S. Holder will be required to purchase new Common Stock of the Company through a registered broker in India on a recognized Indian stock exchange in the name of the Depositary for reissuance of the ADSs to such U.S. Holder by the Depositary.

If a U.S. Holder disposes of his or her old Common Stock (e.g., to fund the acquisition of new Common Stock in the name of the Depositary in connection with a reissuance of ADSs), the U.S. Holder should realize capital gain or loss equal to the difference between the amount realized in the sale and the U.S. Holder’s tax basis in the old Common Stock sold. Any recognized capital loss may be subject to deferral under the “wash sale” provisions of the Code if the U.S. Holder also purchases new Common Stock (e.g., in connection with the reissuance of ADSs) within a certain period of time before or after the disposal. U.S. Holders of ADSs are urged to consult their own tax advisors concerning the U.S. federal income consequences of canceling their ADSs to participate in the Tender Offer and the possibility of selling during the 1 year exit window for the Exit Price to avoid uncertainty regarding the sale of the underlying Common Stock prior to converting any ADSs.

Backup Withholding

Sales proceeds that are received within the U.S. or made through certain U.S.–related financial intermediaries generally are subject to information reporting and to backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

The discussion of certain U.S. federal income tax considerations set forth above is included for general information only. Due to the individual nature of tax consequences, shareholders and ADS holders are urged to consult their tax advisors as to the specific tax consequences to them of the Offer, including the effects of applicable state, local or other tax laws.

PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Transactions

For the nine months ended September 30, 2011, iGATE and its affiliates and Patni entered into the following transactions:

•	iGATE charged Patni $478,544 to cover the costs of iGATE employees working on Patni projects;

•	Patni charged iGATE $196,667 in connection with the stock options issued to iGATE employees;

•	iGATE charged Patni $502,424 in connection with the stock options issued to Patni employees;

•	Patni charged iGATE $2,761,944 to cover the costs of Patni employees working on iGATE projects;

•	Patni charged iGATE $889,505 in connection with selling, general and administrative expenses;

•	iGATE charged Patni $144,403 for office space in iGATE’s Whitefield campus in Bangalore, India; and

•	iGATE charged Patni $8,166,666 in connection with selling, general and administrative expenses.

Other than as disclosed above and under “Significant Corporate Events” below, there have been no other transactions between the iGATE, the Promoters and Patni during the past two years.

Significant Corporate Events

On January 10, 2011, the Promoters entered into certain definitive agreements to acquire a majority stake in Patni (the “Patni Acquisition”). The Patni Acquisition involved acquiring 60.1 million shares or 45.6% of the then outstanding share capital from the then promoters of Patni (43.6% of the then outstanding share capital on a fully diluted basis) and 22.9 million shares (inclusive of the American Depositary Shares representing 20.2 million shares) or 17.4% of the then outstanding share capital of Patni from General Atlantic Mauritius Limited (16.6% of the then outstanding share capital on a fully diluted basis). In accordance with the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, and a tender offer pursuant to the Exchange Act and the rules and regulations of the SEC, the Promoters made a mandatory open public offer on April 8, 2011 to the other shareholders of Patni to purchase up to an additional 20.6% of the then outstanding shares of Patni (20% of the then outstanding share capital on a fully diluted basis). The mandatory open offer closed on April 27, 2011 and was oversubscribed.

On May 12, 2011, the Promoters completed the Patni Acquisition. The Patni Acquisition was valued at $1.2 billion.

Under Patni’s Articles of Association, Patni’s board of directors is required to consist of not less than three directors and not more than 12 directors. Patni’s Articles of Association also provide that iGATE and the Promoters have the right to appoint the majority of Patni’s board of directors. In connection with the Patni Acquisition, iGATE and the Promoters appointed Phaneesh Murthy and Shashank Singh to Patni’s board in February 2011 and Göran Lindahl in May 2011.

Negotiations or Contacts

Other than as described under “— Significant Corporate Events” above, which information is incorporated herein by reference, during the past two years, there have been no negotiations or material contacts between the Promoters and Patni and its affiliates.

Conflicts of Interest

As discussed above under “—Significant Corporate Events,” iGATE has appointed Phaneesh Murthy, Shashank Singh and Göran Lindahl (collectively, the “interested directors”) to Patni’s board of directors. As discussed under “Special Factors-Patni Fairness Determination—Patni’s Position Regarding Procedural Fairness,” the interested directors did not participate in the Patni board deliberations on the delisting proposal and the interested directors did not vote on the Delisting Proposal at the November 16, 2011 board meeting. See “Special Factors Special Factors-Patni Fairness Determination—Patni’s Position Regarding Procedural Fairness.”

Agreements Involving the Subject Company’s Securities

Other than as described under “— Significant Corporate Events” above, which information is incorporated herein by reference, during the past two years, there have been no agreements involving the subject company’s securities. None of Patni’s securities are pledged or otherwise subject to a lien or other contingency.

PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The information set forth under “Rationale and Objective of the Transaction” in the Letter of Offer, which will be filed by amendment as an exhibit to this Schedule TO, will be incorporated herein by reference.

Plans

It is currently expected that, following the consummation of the Transaction, the business and operations of Patni will, except as set forth in this Schedule TO, be conducted by the Promoters substantially as they are currently being conducted. The Promoters intend to continue to evaluate the business and operations of Patni with a view to maximizing Patni’s potential, and will take such actions as the Promoters deem appropriate under the circumstances and market conditions then existing. Following the Transaction, the Promoters plan to retain Patni as part of its business and to delist the Common Stock from the BSE and NSE and the ADSs from the NYSE. Pursuant to the Delisting Regulations, on a date specified in the final approval of the BSE and NSE pursuant to an application filed by Patni under Regulation 8(1)(d) of the Delisting Regulations, the Common Stock will no longer trade on the BSE and the NSE. In addition, the Promoters intend to cause Patni to terminate the registration of the ADSs under Section 12(b) of the Exchange Act following the Transaction and, once it is eligible to do so, to terminate Patni’s obligation to file reports with the SEC pursuant to the Exchange Act. For additional information see “Terms of the Transaction” and “Special Factors—Purposes, Alternatives, Reasons and Effects of the Transaction.”

The Promoters do not currently have any commitment or agreement and are not currently negotiating the sale of any of Patni’s businesses. Additionally, the Promoters do not currently contemplate any material change in the composition of Patni’s current management.

Except as otherwise described in this Schedule TO, neither the Promoters nor Patni have, as of the date of this Schedule TO, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving Patni after the completion of the Transaction;

•	any sale or transfer of a material amount of assets currently held by Patni after the completion of the Transaction;

•	any change in the board of directors or management of Patni;

•	any material change in Patni’s dividend rate or policy, or net indebtedness or capitalization; or

•	any other material change in Patni’s corporate structure or business.

SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction

On November 11, 2011, the Promoters delivered to the board of directors of Patni a notice to notify Patni of the Promoters’ intention to delist the Common Stock from the BSE and the NSE in India and the ADSs from the NYSE. On November 16, 2011, the independent non-interested directors of Patni’s board of directors determined (a) to approve the Delisting Proposal; (b) to recommend that the Company’s shareholders approve the Delisting Proposal; and (c) that the Delisting Proposal was in the best interest of the minority shareholders, Patni and its employees. If the shareholders of Patni approve the Delisting Proposal by the required three-fourths vote requirement and the Public Shareholders approve the Delisting Proposal by the 2:1 positive vote determination requirement, the Promoters will be permitted to commence the Delisting Offer. The purpose of the Transaction is to allow the Promoters to obtain full ownership of Patni, as well as providing an exit opportunity for the Public Shareholders.

If the Transaction is successful and all the shares of Common Stock are tendered, the Promoters’ beneficial ownership in Patni is expected to increase from approximately 80.38% to approximately 100%. Upon consummation of the Transaction, public trading of the shares of Common Stock on the BSE and the NSE and ADSs on the NYSE will cease. The Promoters also will seek to cause the Common Stock of Patni to be deregistered under the Exchange Act.

As the sole shareholders of Patni, the Promoters will receive the benefit of the right to participate in any and all future increases in Patni’s value and will bear the complete risk of any and all losses incurred in the operation of Patni and any decreases in Patni’s value. The Promoters also will realize, directly or indirectly, all of the benefits of Patni no longer being a publicly listed or traded company in India or having publicly listed and traded common equity in the United States and of no longer having any unaffiliated minority shareholders. These benefits will include cost savings associated with Patni no longer being required to, among other things, prepare and file an annual corporate governance report in India or distribute annual reports to unaffiliated minority shareholders. Once the ADSs have been delisted and deregistered as described above, Patni also will save the costs associated with being required to file annual and other reports with the SEC, maintain an independent audit committee and comply with other rules of the SEC or the NYSE. While the Promoters are not able to accurately estimate such cost savings at this time, the Promoters expects them to be relatively modest. The Promoters also believe that the absence of unaffiliated minority shareholders in Patni will reduce, to some extent, the risk of litigation against Patni, the Promoters and their respective affiliates.

Under the Securities Contract (Regulation) Act, 1956 and the listing agreement executed between Patni and each of the BSE and the NSE, 25% of the share capital of Patni is required to be held by shareholders other than the Promoters. In the event the Promoters’ shareholding exceeds 75% of Patni’s share capital, the Promoters are required to take steps to reduce their shareholding percentage to 75%. Pursuant to the consummation of the Patni Acquisition in May 2011, the Promoters own 80.38% of the share capital of the Patni on a fully diluted basis as of December 2, 2011. The two options through which the Promoters could reduce their shareholding percentage in Patni are by (a) making a fresh issuance of shares of Patni or (b) by the Promoters selling at least 5.5% of their current shareholding in the market. Since there is no need for additional capital in Patni, making a fresh issuance of shares was not an option that should be implemented. The option of the Promoters divesting their shareholding in Patni would only further add to the downward pressure of the market price of the shares of Patni and would therefore not be in the best interests for Patni’s other shareholders.

After considering the alternatives described above, the Promoters concluded that the Transaction was the option that best satisfied its objectives while being consistent with the interests of Patni’s Public Shareholders and the holders of ADSs.

The following reasons factored into the Promoters’ decision to structure the Transaction as a delisting offer and make a cash payment to Patni’s Public Shareholders in consideration of their shares of Common Stock that will be transferred to the Promoters:

•	the Promoters have until May 2012 to either reduce their shareholding of Patni’s Common Stock to 75% or offer to purchase the outstanding shares of Common Stock owned by the Public Shareholders;

•

the Promoters believe the Transaction provides the Public Shareholders with an exit opportunity. Not only have several analysts excluded Patni from their coverage, but there is also the risk of continued downward pressure of the market price of Patni’s Common Stock if the Promoters divested their shareholding in Patni in the secondary market;

•

the ongoing expenses of Patni maintaining a listing on the BSE and the NSE and the listing of the ADSs on the NYSE, including investor relations expenses associated with these continued listings will be reduced;

•

the need to dedicate management time to compliance with the requirements associated with the continued listings and the needs of the Public Shareholders will be reduced and can be refocused on Patni’s business; and

•

the Transaction is the quickest and most cost effective way for the Promoters to comply with the provisions of the listing agreement, Securities Contract (Regulation) Act, 1956 and the Delisting Regulations.

The Promoters also considered certain potentially negative factors associated with the delisting offer over another compliance option permitted by the Delisting Regulations. A negative impact of the Transaction being consummated is that shareholders who did not tender their shares of Common Stock in the delisting offer, will no longer have the option of trading in listed stock. Further, shareholders who did not tender their shares of Common Stock as well as shareholders who tendered their shares of Common Stock at a price higher than the Offer Price / Exit Price, may continue as minority shareholders and can only sell their shareholding to the Promoters in the one year exit window once the Company is delisted. Lastly, if the delisting offer fails and the Transaction is not consummated, the Promoters would be required to divest a certain number of shares of Patni’s Common Stock to meet the minimum public float requirements described above, which would result in the same downward pressure in the market price of the Company’s Common Stock.

The foregoing discussion of the factors considered by the Promoters is not intended to be exhaustive, but, rather, includes the material factors considered by the boards of directors of iGATE and the Promoters. In reaching its decision to pursue the Transaction, the board of directors of iGATE and the Promoters did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The boards of directors of iGATE and the Promoters considered all of these factors as a whole, including discussions with, and questioning of, certain members of iGATE’s and the Promoters’ management, and overall the factors support its decision to proceed by means of the Transaction. The boards of directors of iGATE and the Promoters further concluded that any risks or other potentially negative factors for Patni’s Public Shareholders associated with the Transaction either were ameliorated by other provisions of the Delisting Regulations, such as the requirement that the Public Shareholders approve the purchase price as a result of the reverse book building procedures and were outweighed by the relative advantages of the Transaction.

Upon completion of the Transaction, Patni’s Public Shareholders who tender their shares of Common Stock will not bear the risks of potential decreases in the value of their holdings in Patni based on any downturns in Patni’s future performance. Under the Transaction, Patni’s Public Shareholders will receive a single cash price for their shares of Common Stock (including those represented by ADSs which are converted into Common Stock) and may then choose an alternative investment offering greater liquidity than the Common Stock or otherwise use their funds as they see fit.

Certain U.S. Federal Income Tax Considerations

The information set forth under “Terms of the Transaction—United States Federal Income Tax Consequences” is incorporated herein by reference.

Certain Indian Income Tax Considerations

The information regarding the Indian income tax considerations will be incorporated herein by reference from the Letter of Offer, which will be filed by amendment as an exhibit to this Schedule TO.

Determination of Fairness by the Promoters

The Promoters believe the Transaction will be procedurally fair to Patni’s unaffiliated security holders.

The Delisting Offer involves a price discovery mechanism, which is known in India as a Reverse Book Building Process. The Offer Price (i.e., the minimum price at which the shares of Common Stock of the Public Shareholders are to be purchased pursuant to the Delisting Offer) is determined after establishment of a statutorily prescribed “floor price,” which is determined in accordance with Delisting Regulations. The floor price for the Delisting Offer was calculated based on the higher of the average of the weekly high and low of the closing prices of the shares of Patni during (a) the 26 weeks; and (b) the two weeks, in each case, preceding the date on which the stock exchanges were notified of the Patni board meeting in which the Delisting Proposal was considered. The prices of the shares of Common Stock of Patni for this computation are as quoted on the stock exchanges where the Common Stock is most frequently traded. The floor price for the Delisting Offer is Rs. 356.74 per share, as determined in accordance with the Delisting Regulations described above.

The Offer Price is determined pursuant to a combination of a tendering and bidding process available to the Public Shareholders of Patni. Under the Delisting Regulations, the Promoters are required to give Public Shareholders a minimum period of three working days and a maximum of five working days during which time the Public Shareholders may submit their bids and tender their shares of Common Stock to the Acquirer (the “Reverse Book Building Period”). The Public Shareholders holding shares either in physical form or book entry form can submit their bids and tender their shares of Common Stock during this period of time. The public shareholders may withdraw or revise their bids upwards not that later than one day before the closure of the Reverse Book Building Period. Under the Delisting Regulations, holders of ADSs and/or the Depository cannot participate in the reverse book building process directly, but must instead, if they wish to participate, redeem the ADSs and receive the underlying shares of Common Stock, submit their bids, and then tender such shares of Common Stock. The Offer Price is the price at which the largest number of shares of Common Stock are tendered by the Public Shareholders or such high price as determined by the Promoters.

For the Transaction to be successful, the shareholding of the Promoters (along with persons acting in concert them) taken together with the shares of Common Stock accepted through eligible bids at or below the Offer Price must reach the higher of (a) 90% of the total issued Common Stock of that class excluding the Common Stock which are held by a custodian and against which depository receipts have been issued overseas; and (b) the aggregate percentage of the Promoters’ shareholding (along with persons acting in concert) prior to the Delisting Offer and 50% of the offer size. If the threshold is not met then the Delisting Offer is said to have failed.

If the Promoters accept the Offer Price and the necessary shareholding threshold described above is met, the Promoters will be required to accept all shares of Common Stock tendered at or below the final Offer Price. If the number of shares of Common Stock accepted through eligible bids at or below the Offer Price is not enough to exceed the delisting threshold, then Promoters can increase the price above the Offer Price, which is referred to as the “Exit Price,” so that the cumulative shares of Common Stock at or below the Exit Price are enough to cross the delisting threshold. In the event that the Promoters increase the price to the Exit Price, all shareholders who tendered at or below the Exit Price will receive the Exit Price. All purchases pursuant to the Delisting Offer will be paid in Indian Rupees. Upon the consummation of the Transaction and assuming all other conditions of the Delisting Proposal are satisfied, the Common Stock will be withdrawn from trading on the BSE and the NSE. In addition, upon consummation of the Transaction, Patni’s ADSs will be delisted from trading on the NYSE, and if the deregistration provisions of the Exchange Act and the rules promulgated thereunder have been satisfied, Patni will seek to deregister its ADSs under the Exchange Act and will no longer file reports and furnish information to the SEC. If the Transaction is not consummated, no Common Stock would be purchased and all Common Stock tendered in the Transaction would be returned to the respective holders thereof. Additionally, the Promoters would have a maximum of six months to ensure that the minimum public shareholding requirements (i.e. 25% held by non-Promoter entities) at Patni are complied with.

The shareholders may tender their shares of Common Stock during the Reverse Book Building Period at such price as they deem fit, independent of the Floor Price. The Floor Price is not a ceiling or maximum price.

Patni Fairness Determination

Patni’s Position Regarding Procedural Fairness

The independent non-interested directors of Patni have concluded that the Transaction is procedurally fair to the unaffiliated minority holders of Patni’s shares of Common Stock and ADSs based on the following factors:

Board and Shareholder Approval Process.

•

Upon receipt of the Delisting Proposal and prior to the formal board meeting of Patni’s board of directors on November 16, 2011, the independent non-interested directors of Patni (consisting of Mr. Arun Duggal, Mr. Vimal Bhandari and Mr. Jai Pathak) (a) had informal discussions on the Delisting Proposal and (b) engaged and sought the advice of Hogan Lovells LLP, as U.S. counsel, and Wadia Ghandy & Co., as Indian counsel, on the obligations of the Patni board of directors in its review of the Delisting Proposal under the laws of the United States and India.

•

In addition to the engagement of legal counsel, the independent non-interested directors engaged Price Waterhouse & Co (“PW & Co”), as a financial advisor, to evaluate the benefits and detriments of the Delisting Proposal for Patni, its employees and the minority shareholders of Patni. PW & Co was specifically instructed by the independent non-interested directors of Patni not to consider the potential benefits to the Promoters from the Delisting Proposal.

•

Patni’s board, acting through the independent non-interested directors and understanding their fiduciary duties under Indian corporate law, recognized that the role of the independent non-interested directors in considering the Delisting Proposal is to protect the interests of the minority shareholders of the Company and its employees.

•

Prior to commencing the discussions on the Delisting Proposal at the formal meeting of the board on November 16, 2011, the Chairman of Patni’s board asked all the persons present at the meeting whether any of them would have a conflict of interest with regards to the Delisting Proposal and for such conflicting interest to be declared. Mr. Phaneesh Murthy and Mr. Shashank Singh disclosed that they would be deemed to be interested in the Delisting Proposal, and they have a conflict because of their relationship with the Promoters and Mr. Sujit Sircar disclosed that he would also be deemed to be interested in the Delisting Proposal and have a conflict because he is the Chief Financial Officer of both Patni and the Promoters. The conflicted directors (Mr. Murthy, Mr. Singh and Mr. Göran Lindahl) and Mr. Sircar did not participate in the deliberations of the independent non-interested directors with respect to the Delisting Proposal and the interested directors did not vote on the Delisting Proposal at the November 16, 2011 board meeting.

•

At the board meeting, PW & Co made an oral presentation of its analysis and findings with respect to the Delisting Proposal, which are summarized below. PW & Co advised the board that the delisting was in the best interests of the minority shareholders. Further, PW & Co concluded that delisting was the only viable option among the various alternatives considered by PW & Co.

•

After the oral presentation by PW & Co, the independent non-interested directors sought clarity about the impact of the Delisting Proposal on the employees of Patni from Mr. Murthy and Mr. Sircar. Mr. Murthy stated that the Promoters would endeavor to protect the economic interests of the employees. The independent non-interested directors then asked them to explain the impact of the delisting on the career paths of the Patni employees. Mr. Murthy stated that the career paths of the employees could potentially benefit from the synergies created by the Transaction.

•

After the PW & Co oral presentation and the clarifications from Mr. Murthy and Mr. Sircar regarding the interests of the Patni employees, the Patni board discussed the various legal aspects of the Delisting Proposal with Hogan Lovells LLP and Wadia Ghandy & Co.

•

Thereafter, the independent non-interested directors discussed the Delisting Proposal and the advice received from Patni’s legal advisors and PW & Co and determined that the Delisting Proposal was in the best interests of the minority shareholders and the best interests of Patni and its employees. Consequently, the independent non-interested directors unanimously approved the Delisting Proposal and recommended that the holders of Patni’s Common Stock approve the Delisting Proposal.

•

Pursuant to the above board resolution and in accordance with applicable regulations, Patni mailed the postal ballot materials to all the holders of Patni’s Common Stock on December 9, 2011, in order to enable its shareholders to vote on the Delisting Proposal. In addition, Patni mailed additional voting instruction materials to holders of Patni’s ADSs on December 9, 2011. The holders of Patni’s Common Stock are required to submit their postal ballot voting forms by January 6, 2012, and the holders of Patni’s ADSs are required to submit their voting instructions to the Depositary by December 30, 2011. The results of the postal ballot vote are expected to be announced by Patni on or after January 7, 2012.

Summary of the Oral Presentation made by PW & Co at the Patni Board Meeting on November 16, 2011.

The PW & Co analysis considered three possible options for the minority shareholders of Patni: 1) the continued listing of Patni’s Common Stock on the BSE and the NSE, and the ADSs on the NYSE; 2) the potential merger of the Promoters’ parent entity (iGATE) with Patni and 3) the delisting of Patni shares from the BSE and the NSE, and the ADSs on the NYSE. A summary of the presentation by PW & Co to the Patni board on November 16, 2011 is set forth below.

Continued Listing

PW & Co first reminded the board of the history of the Promoters’ investment in Patni and indicated that the Promoters completed their acquisition of Patni shares of Common Stock in May 2011, which increased the Promoters’ aggregate equity interest in Patni to approximately 80.5% of the current paid up equity share capital of Patni on a fully diluted basis. PW & Co pointed out that this percentage ownership by the Promoters is above the maximum ownership permitted under the listing rules of the Indian Stock Exchanges. Under the listing rules of the Indian Stock Exchanges, unless the Promoters acquire all of the outstanding shares of Common Stock of Patni, the Promoters must, within a period of one year, take steps to reduce their shareholding percentage, such that the public float of the Common Stock of Patni is 25% or higher. PW & Co pointed out that this ownership reduction can be accomplished in one of two methods:(a) Patni can issue new Common Stock to increase the total outstanding Common Stock and thereby reduce the Promoters’ ownership percentage; or (b) the Promoters can sell Patni’s Common Stock in the stock markets.

PW & Co noted that, based upon its discussion with Patni management, Patni has no need for any additional capital and therefore a new issuance of Common Stock by Patni is not a viable option. Further, as regards the market price of Patni’s Common Stock, and the factors that impacted the price, PW & Co stated that (a) the market was currently volatile and falling and therefore there was already downward pressure on the stock price of Patni; (b) several analysts have excluded Patni from their coverage; (c) there is a low float of Patni’s Common Stock in the markets; and (d) in light of the iGATE acquisition, the speculative interest in Patni’s securities was non-existent. Therefore, the sale of shares of Common Stock by the Promoters would only further add to the downward pressure on the market price of the Patni’s Common Stock.

Considering the pricing-related factors discussed above, PW & Co concluded that a sale of Patni’s Common Stock by the Promoters in the secondary market would also only add to the downward pressure on the market price of the Patni’s Common Stock.

For the reasons discussed above, PW & Co advised the board that the continued listing of Patni’s Common Stock on the BSE and the NSE, and the ADSs on the NYSE was not the option that was in the best interests of the minority shareholders of Patni.

Merger of the Promoter Parent and Patni

PW & Co’s oral presentation also included a discussion regarding a potential merger of the Promoters’ parent entity (iGATE) with Patni. PW & Co stated at the outset that they were not aware of any merger proposal. However, PW & Co considered this alternative in order to understand the viability of this option. A cross-border merger of an offshore company into an Indian company (or vice versa) was not a viable option as it involved a number of regulatory and foreign exchange issues. Considering the complications in this process, PW & Co advised the board that it believed the merger option would not be the best option available to the minority shareholders.

Delisting

The third alternative to be discussed was the delisting option. PW & Co indicated that, as required by the applicable SEBI regulations, the pricing of the Delisting Offer would be determined by the shareholders themselves through a Reverse Book Building Process where the final price is determined on the basis of how shareholders bid.

In addition, PW & Co reminded the board of the fact that during the open offer made earlier in the year by the Promoters under the SEBI takeover regulations, at the time of their acquisition of the equity shares of Patni, there was an over subscription to such offer, which PW & Co believed reflected an interest of the public shareholders to exit from the Common Stock of Patni. Further, based on an analysis of past delisting transactions, PW & Co also noted that the minority shareholders often received a premium to market value, and therefore a delisting pursuant to the Delisting Regulations typically provided minority shareholders with a better exit opportunity even compared to mergers (as in mergers, share values are often based on the fair value of the two companies in consideration). Specifically, PW & Co advised the board that in the six successful recent delistings that PW & Co had reviewed, the premium to market ranged from 8% to 87%.

PW & Co then concluded by stating that in their view the delisting was (a) in the best interests of the minority shareholders and (b) the most viable option among the various alternatives considered by PW & Co.

Interests of Patni Employees

The Board was informed that the feasibility of the proposal for employees was being considered, pursuant to which (a) unvested employee stock options would be replaced with other options in the Promoter parent at fair value, and (b) as regards employees who were holding vested share options, funding would be facilitated, so that such employees could exercise such options and tender the equity shares in the delisting offer. In this regard, Mr. Murthy and Mr. Sircar stated that the Promoters would endeavour to protect the economic interests of the employees. The board of Patni requested that a formal plan be prepared in such a manner as to ensure that the economic interests of the employees as option holders in Patni is not negatively impacted. The independent non-interested Directors then asked them to explain the impact of the delisting on the career paths of the Patni employees. Mr. Murthy stated that the career paths of the Patni employees would stand to benefit from the growth synergies created by the Transaction.

Benefit to Patni

PW & Co also advised the board that as a publicly listed entity, Patni incurs an amount of expenses on account of operational and compliance mechanisms that are in place, and that the delisting of the Common Stock and ADSs would result in a reduction of costs, which would benefit the Company. PW & Co also pointed out, as per information received from Patni’s management, the costs of any delisting would be borne by the Promoters and not the Company.

Independent Non-Interested Directors Determination

After the PW & Co oral presentation and clarifications from Mr. Murthy and Mr. Sircar regarding the interests of the Patni employees, the independent non-interested directors discussed the various legal aspects of the Delisting Proposal with Hogan Lovells LLP and Wadia Ghandy & Co.

Thereafter, the independent non-interested directors requested all other directors and representatives to excuse themselves except for the domestic legal advisors, Wadia Ghandy & Co., who were requested to stay on. The other directors and representatives then left the meeting of the Patni board.

The independent non-interested directors then (a) discussed the Delisting Proposal and the advice received from Patni’s legal advisors and PW & Co and (b) upon the completion of their deliberations, determined that the Delisting Proposal was in the best interests of the minority shareholders, the Company and its employees. Consequently, the independent non-interested directors unanimously approved the delisting of the Common Stock and, in accordance with the Delisting Regulations, recommended that the holders of Patni’s Common Stock approve the Delisting Proposal. In reaching this conclusion, the non-interested directors of Patni considered all of these factors listed above as a whole, and did not assign any weight to the respective factors.

The independent non-interested directors have not considered any factors, other than as stated above, regarding the procedural fairness of the Transaction to minority holders of equity shares, as it is Patni’s view that the factors considered provide a reasonable basis to form its belief.

Recommendation of the Board of Directors of Patni

As described above, the independent non-interested directors of Patni’s board of directors unanimously approved the delisting of the Common Stock and, in accordance with the Delisting Regulations, recommended that the holders of Patni’s Common Stock approve the Delisting Proposal. The independent non-interested directors of the board of directors of Patni believe that the Transaction is procedurally fair to, and in the best interests of, Patni, its unaffiliated public shareholders and the holders of ADSs who tender their shares in the Transaction and recommend that a Public Shareholder submit his, her or its bid and tender his, her or its shares of Common Stock to the Acquirer.

The independent non-interested directors of Patni believe that the process dictated by the Delisting Regulations will result in procedural fairness for the unaffiliated holders of Common Stock and the ADS holders because the Offer Price is determined by the public shareholders. As described above, the Delisting Offer involves a price discovery mechanism, which is known in India as a Reverse Book Building Process. The non-interested directors of Patni believe that the Reverse Book Building Process is a fair way to price the Common Stock because the Offer Price will be the price at which the largest number of shares of Common Stock are tendered by the Public Shareholders.

In reaching its decision to approve the delisting of the Common Stock, and to recommend that the Public Shareholders of Patni vote to approve the delisting, submit his or her bid and tender his, her or its shares of Common Stock to the Acquirer, the independent non-interested directors of the board of directors of Patni consulted Patni’s management and Patni’s financial and legal advisors and considered a number of factors as more fully described above.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Neither the Promoters nor Patni is required by the Delisting Regulations to obtain a written third party report, opinion or appraisal regarding the Delisting Offer or the Offer Price. The Promoters believe that the Reverse Book Building Process required by the Delisting Regulations and described in this Schedule TO enables the Public Shareholders to determine the Offer Price and it is therefore not necessary for any of the Promoters to obtain a written third party report, opinion or appraisal regarding the Delisting Offer or the Offer Price. As discussed above, the independent non-interested directors of Patni engaged PW & Co, as a financial advisor, to evaluate the benefits and detriments of the Delisting Proposal for Patni, its employees and the Public Shareholders.

PW & Co made an oral presentation of its analysis and findings with respect to the Delisting Proposal. The information under the section “Special Factors—Patni Fairness Determination—Patni’s Position Regarding Procedural Fairness” is incorporated herein by reference.

PW & Co was engaged by the independent non-interested directors of Patni to act as its financial advisor in connection with the Delisting Proposal. The independent non-interested directors engaged PW & Co based on PW & Co’s experience and reputation. PW & Co and its affiliates are regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to the engagement letter, the Company paid PW & Co a customary fee for its services, a portion of which became payable upon the execution of PW & Co’s engagement letter and the balance of which became payable upon the delivery of PW & Co’s oral report, regardless of the conclusion reached therein. No portion of PW & Co’s fee is contingent upon the successful completion of the Delisting Proposal or Transaction. The Company also agreed to reimburse PW & Co for certain expenses and to indemnify PW & Co, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to PW & Co’s engagement.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Source of Funds

The total amount of funds required by the Promoters to purchase all of the outstanding shares of the Common Stock of Patni held by Public Shareholders is subject to the determination of the Offer Price in the Reverse Book Building Process. The Promoters intend to obtain the necessary funds for the above purchase from third-party financing sources. Based on the floor price of Rs. 356.74 and the exchange rate published by the Federal Reserve Bank for New York for December 16, 2011, the total amount of funds required by the Promoters to purchase all of the outstanding shares of the Common Stock of Patni held by Public Shareholders would be $182,629,022.96.

Conditions

The pre-conditions for the above third-party financing facility will be set out in the definitive documentation for such facility, which the Acquirer expects to execute prior to making a formal public announcement for the Transaction in terms of Regulation 10 of the Delisting Regulations.

Expenses

The following is an estimate of fees and expenses to be incurred by the Purchasers in connection with the Transaction:

(In thousands)
SEC Registration Fee	$	*
Legal and Accounting Fees and Expenses		*
Information Agent Fees, Mailing and Printing Expenses		*
Other Professional Fees and Expenses
Depositary		*
Other Fees and Expenses		*
Total	$	*

*	To be completed by amendment.

The Promoters will not pay any fees or commissions to any broker or dealer in connection with the Transaction. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Promoters for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The Promoters have undertaken to reimburse Patni for the fees and expenses incurred by Patni in connection with the Transaction.

Borrowed Funds

The terms for the third-party financing facility will be set out in the definitive documentation for such facility. As stated above, Acquirer expects to execute such definitive documentation prior to making a formal public announcement for the Transaction in terms of Regulation 10 of the Delisting Regulations.

INTEREST IN SECURITIES OF PATNI

Securities Ownership

As of December 2, 2011, the Promoters and their affiliates owned approximately 110.1 million shares of Common Stock, representing 80.38% of the outstanding Common Stock on a fully diluted basis. See also “Identity and Background of the Filing Persons.”

Securities Transactions

There were no transactions in the Common Stock effected during the past 60 days by the Promoters, iGATE, Patni, any associate or majority-owned subsidiary of the Promoters, iGATE or Patni.

FINANCIAL STATEMENTS

The audited consolidated financial statements of Patni as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 are incorporated herein by reference to the information set forth in Patni’s 2008 20-F under “Item 18. Financial Statements.” In addition, the unaudited financial information as of September 30, 2011 and for each of the three and nine months ended September 30, 2011 and 2010 included in the Form 6-K furnished to the SEC on October 18, 2011 is incorporated herein by reference. Patni’s filings with the SEC are available for inspection and copying at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Transaction. Regulation 4(5) of the Delisting Regulations prohibits a promoter or “any other person” from engaging ‘in any act or practice that is fraudulent, deceptive or manipulative.’ As a result, any solicitation or recommendations made in connection with the Transaction may be regarded as a potential violation of Regulation 4(5) of the Delisting Regulations.

Employees and Corporate Assets

No officer, class of employees or corporate assets of either of the Filing Persons has been or will be used by either of the Filing Persons specifically in connection with the Transaction.

INFORMATION INCLUDED IN THIS SCHEDULE TO REGARDING PATNI, iGATE AND THE PROMOTERS WAS PROVIDED BY PATNI, iGATE AND THE PROMOTERS, RESPECTIVELY. NEITHER PATNI, iGATE NOR THE PROMOTERS WARRANTS THE ACCURACY OF INFORMATION PROVIDED BY THE OTHER COMPANIES.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2011

iGATE CORPORATION

By:	/s/ MUKUND SRINATH
Name:	Mukund Srinath
Title:	Corporate Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2011

PAN-ASIA iGATE SOLUTIONS

By:	/s/ MUKUND SRINATH
Name:	Mukund Srinath
Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2011

iGATE GLOBAL SOLUTIONS LIMITED

By:	/s/ MUKUND SRINATH
Name:	Mukund Srinath
Title:	SVP — Legal & Company Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2011

PATNI COMPUTER SYSTEMS LIMITED

By:	/s/ ARUN KANAKAL
Name:	Arun Kanakal
Title:	Company Secretary

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Letter of Offer*

(a)(1)(B)	Postal Ballot Notice, dated December 5, 2011 (incorporated by reference to Exhibit 99.1 to iGATE’s Form 8-K filed on December 12, 2011)

(a)(1)(C)	Patni Computer Systems Limited letter to the Holders of American Depositary Shares, dated December 6, 2011

(a)(1)(D)	Patni Computer Systems Limited letter dated November 16, 2011 (incorporated by reference to Patni’s Form 6-K furnished on November 17, 2011)

(b)	None

(c)	None

(d)(1)	Share Purchase Agreement, dated January 10, 2011, by and among Mr. Gajendra K. Patni, Mr. Ashok K. Patni and Mr. Narendra K. Patni, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (incorporated by reference to Exhibit 2.1 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(2)	Share Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.2 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(3)	Securities Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.3 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(4)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.4 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(5)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.5 to iGATE’s Form 8-K filed on January 12, 2011)

(f)	None

(g)	None

(h)	None

*	To be filed by amendment.